November 1, 2013

Via EDGAR and FedEx

Mr. Brian Cascio, Accounting Branch Chief

Mr. Kevin Kuhar, Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Enphase Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 5, 2013

File No. 001-35480

Gentlemen:

This letter is being transmitted by Enphase Energy, Inc. (the “Company”) in response to comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated October 23, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “10-K”). The text of the Staff’s comment has been included in this letter in italics for your convenience, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 5. Warranty Obligations, page 52

1.	We note your response to prior comments 1 and 3. We remind you of the requirement in Item 303 of Regulation S-K to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please revise your MD&A in future filings, including interim periods, to more thoroughly discuss the risks and uncertainties associated with the assumptions and assessment of your warranty accrual. In particular, when material changes to assumptions or accruals are made, specific factors such as field performance data, failure rates and other changes to assumptions should be separately described and discussed. Please revise future filings to provide disclosure similar to the second and third paragraph of your response to comment 1 and the last two paragraphs of your response to comment 3. Please provide us with a copy of your proposed revised disclosure which more fully discusses the changes to your warranty accrual.

Response:

In response to the Staff’s comment, the Company will revise future filings to provide additional disclosures that more fully discusses the changes to its warranty accrual.

United States Securities and Exchange Commission

November 1, 2013

In the Form 10-Q for the quarterly period ended September 30, 2013, the Company proposes to provide the following disclosures in the Cost of Revenues and Gross Profit section of MD&A and also in the notes to the condensed consolidated financial statements:

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations for the Three and Nine Months Ended September 30, 2013 and 2012

Cost of Revenues and Gross Profit

	Three Months Ended September 30,		Change in		Nine Months Ended September 30,		Change in
	2013	2012	$	%	2013	2012	$	%
	(dollars in thousands)				(dollars in thousands)
Cost of revenues	$44,611	$44,489	$122	—%	$119,870	$119,878	$(8)	—%
Gross profit	17,435	16,324	1,111	7%	45,920	39,232	6,688	17%
Gross margin	28%	27%			28%	25%

Three Months Ended September 30, 2013 and 2012

Cost of revenues for the three months ended September 30, 2013 were flat, as compared to the same period last year, while net revenues increased by 2%. The increase in gross margin was due to a larger mix of sales from microinverter accessories. Cost of revenues in the three months ended September 30, 2013 included warranty expense of $3.8 million resulting from net changes in estimates, which reduced gross margin by 6 percentage points. During the third quarter of 2013, we experienced actual failures of our second generation microinverters that exceeded our then current failure rate estimate. Based on an analysis of field performance data and diagnostic root-cause failure analysis performed on returned units, we concluded that it was necessary to increase the estimated failure rates for our second generation product and recorded additional warranty expense of $7.3 million. In addition, we recorded a reduction to warranty expense of $3.1 million related to a decrease in the expected failure rate of our third generation product and of $0.4 million from lower estimated replacement costs. During the third quarter of 2013, we concluded that there was sufficient historical data of actual field performance of previously sold third generation products to support a lower estimated failure rate.

Cost of revenues in the same period last year included warranty expense of $2.9 million resulting from net changes in estimates, which reduced gross margin by 5 percentage points. During the third quarter of 2012, we experienced actual failures of our second generation microinverters that exceeded our then current failure rate estimate. Based on an analysis of field performance data and diagnostic root-cause failure analysis performed on returned units, we concluded that it was necessary to increase the estimated failure rates for our second generation product and recorded additional warranty expense of $4.8 million. In addition, we recorded a reduction to warranty expense of $1.9 million resulting from a decrease in the estimated per unit shipping cost for replacement units delivered to customers. Prior to the third quarter of 2012, our business practice was to expedite shipment of all replacement units to customers to fulfill warranty claims. These shipping costs are included in our estimate of total per unit replacement cost. Beginning in the third quarter of 2012, we revised our business practice to utilize non-expedited shipping terms for future replacement units, resulting in a reduction in estimated future replacement costs.

Nine Months Ended September 30, 2013 and 2012

Cost of revenues for the nine months ended September 30, 2013 were flat, as compared to the same period last year, while net revenues increased by a 4%. The increase in gross margin was due to a larger mix of sales from microinverter accessories. Cost of revenues in the nine months ended September 30, 2013 included warranty expense of $8.5 million resulting from net changes in estimates, which reduced gross margin by 5 percentage points. This net increase was comprised of an increase in warranty expense of $15.9 million for our second generation product resulting from actual failures exceeding our then current failure rate estimate, and supported by the our analysis of field performance data and diagnostic root-cause failure analysis performed on returned units. In addition, we recorded a reduction to warranty expense of $3.1 million related to a decrease in the expected failure rate for our third generation product (see discussion above). Further decreases to warranty expense from changes to estimated failure rates was a reduction of $4.2 million in warranty expense related to a decrease in estimated claim rates for all

United States Securities and Exchange Commission

November 1, 2013

product generations. The revision to estimated claim rates was based on our observed historical end user behavior and assumptions with respect to expected customer behavior over the warranty term (15 years for first and second generation products, up to 25 years for third and fourth generation products). The remaining $0.1 million decrease was due to lower estimated replacement costs.

Cost of revenues in the same period last year included warranty expense of $2.5 million resulting from net changes in estimates, which reduced gross margin by 2 percentage points. Such amounts were primarily related to our second generation microinverter, as noted above in the three months ended September 30, 2012 discussion.

Based on the results of the our diagnostic root cause failure analysis, certain manufacturing and design modifications were made to our second generation microinverter in 2013 to correct identified failure mechanisms. As we have not sold our second generation microinverters since mid-2011, all new second generation units produced are used to replace failed second generation units. We also performed an analysis on our third and fourth generation products and determined that the failure mechanisms identified in our second generation product were not present in our third or fourth generation products.

If actual failure rates, claim rates or replacement costs differ from our estimates in future periods, changes to these estimates would be required, resulting in increases or decreases to our warranty expense. Such increases or decreases could be material.

NOTE 3 – WARRANTY OBLIGATIONS

The Company’s warranty activities during the three and nine months ended September 30, 2013 and 2012 were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Balance, at beginning of period	$26,777	$11,412	$21,338	$8,738
Accruals for warranties issued during the period	1,392	2,515	4,802	6,571
Changes in estimates	3,823	2,896	8,537	2,539
Settlements	(2,626)	(1,330)	(5,311)	(2,355)

Balance, at end of period	$29,366	$15,493	$29,366	$15,493

Current portion included in accrued liabilities			$8,434	$3,589
Long-term portion			$20,932	$11,904

Included within warranty expense in the three and nine months ended September 30, 2013 were net changes in estimates of $3.8 million and $8.5 million, respectively. During the three and nine months ended September 30, 2013, the Company experienced actual failures of its second generation microinverters that exceeded its then current failure rate estimate. Based on continuing analysis of field performance data and diagnostic root-cause failure analysis performed on returned units, the Company concluded that it was necessary to increase the estimated failure rates for its second generation product and recorded additional warranty expense of $7.3 million and $15.9 million for the three and nine months ended September 30, 2013, respectively. In addition, the Company recorded a reduction to warranty expense of $3.1 million for the three and nine months ended September 30, 2013 related to a decrease in the expected failure rate of the Company’s third generation product. During the third quarter of 2013, the Company concluded that there was sufficient historical data of actual field performance of previously sold third generation products to support a lower estimated failure rate. Further decreases to warranty expense were $0.4 million and $0.1 million of net decreases in estimated replacement costs for the three and nine months ended September 30, 2013, respectively. In addition, for the nine months ended September 30, 2013, the Company updated its estimated claim rates for all product generations resulting in a decrease to warranty expense of $4.2 million. The revision to estimated claim rates was based on the Company’s observed historical end user behavior and assumptions with respect to expected customer behavior over the warranty term (15 years for first and second generation products, up to 25 years for third and fourth generation products).

United States Securities and Exchange Commission

November 1, 2013

Included within warranty expense in the three and nine months ended September 30, 2012 were net changes in estimates of $2.9 million and $2.5 million, respectively. During the three and nine months ended September 30, 2012, the Company experienced actual failures of its second generation microinverters that exceeded its then current failure rate estimate. Based on continuing analysis of field performance data and diagnostic root-cause failure analysis performed on returned units, the Company concluded that it was necessary to increase the estimated failure rates for its second generation product and recorded additional warranty expense of $4.8 million and $4.4 million for the three and nine months ended September 30, 2012, respectively. In addition, the Company recorded a reduction to warranty expense of $1.9 million for the three and nine months ended September 30, 2012. During the third quarter of 2012, the Company updated the estimated per unit shipping cost for replacement units delivered to customers and reduced warranty expense to reflect a revision in its business practice. Prior to the third quarter of 2012, the Company’s business practice was to expedite shipment of all replacement units to customers to fulfill warranty claims. These shipping costs are included in the Company’s estimate of total per unit replacement cost. Beginning in the third quarter of 2012, the Company revised its business practice to utilize non-expedited shipping terms for future replacement units, resulting in the reduction in estimated future replacement costs.

If actual failure rates, claim rates or replacement costs differ from the Company’s estimates in future periods, changes to these estimates would be required, resulting in increases or decreases to the Company’s warranty obligations. Such increases or decreases could be material.

***

The Company intends to file its Quarterly Report on Form 10-Q for the period ended September 30, 2013 on November 12, 2013, which is its Form 10-Q filing deadline. Due to the Edgarization process, the Company must submit a final version of its Form 10-Q for processing on November 8, 2013. Accordingly, the Company respectfully requests an expedited review of this submission.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at 707-763-4784, ext. 7493 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Kris Sennesael

Kris Sennesael

Vice President and Chief Financial Officer